================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                        87927W10
      (Title of class of securities)                            (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  JULY 30, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)


NY2:\1069062\14\MWW614!.DOC\67793.0060

------------------------------------------------------------                -------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                 Page 2 of 16
------------------------------------------------------------                -------------------------------------------------------
------------   --------------------------------------------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON                                 PIRELLI S.p.A.
               I.R.S. IDENTIFICATION NO.                                Not Applicable
               OF ABOVE PERSON
------------   --------------------------------------------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [X]
                                                                                                             (b) [ ]
------------   --------------------------------------------------------------------------------------------------------------------
     3         SEC USE ONLY
------------   --------------------------------------------------------------------------------------------------------------------
     4         SOURCE OF FUNDS:                                                             BK, WC
------------   --------------------------------------------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                           [ ]
------------   --------------------------------------------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           Italy
------------   --------------------------------------------------------------------------------------------------------------------
                         7                SOLE VOTING POWER:                                                     0
  NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
  REPORTING

 PERSON WITH
               ----------------------     ------------------------------------------------- ---------------------------------------
                         8                SHARED VOTING POWER:                                             2,890,353,432
                                                                                                           (See Item 5)

               ----------------------     ------------------------------------------------- ---------------------------------------
                         9                SOLE DISPOSITIVE POWER:                                                0


               ----------------------     ------------------------------------------------- ---------------------------------------
                        10                SHARED DISPOSITIVE POWER:                                        2,890,353,432
                                                                                                           (See Item 5)

------------   --------------------------------------------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                    2,890,353,432
                                                                                                           (See Item 5)
------------   --------------------------------------------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                          [ ]

------------   --------------------------------------------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       54.94%
                                                                                                                      (See Item 5)
------------   --------------------------------------------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:                                       CO

------------   --------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

           This Statement on Schedule 13D relates to the ordinary shares, euro
0.55 par value per share ("Telecom Italia Shares"), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy ("Telecom Italia"). According to Telecom Italia's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (the "Telecom Italia 20-F"), the principal executive offices of Telecom Italia are located at Corso d'Italia 41, 00198 Rome, Italy.

ITEM 2.  IDENTITY AND BACKGROUND

           This Statement is filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"). As discussed in Items 3, 4, 5 and 6 below, Pirelli and Edizione Holding S.p.A. ("Edizione Holding") are members of a group with respect to Telecom Italia Shares. Pirelli is making an individual filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and is responsible solely for the information contained in its individual filing.

           Pirelli, through its subsidiaries and affiliates, is principally engaged in the manufacture and distribution of tires and of cables and systems for the telecommunication and energy sectors. Its principal executive offices are located at Viale Sarca 222, 20126 Milan, Italy.

           Approximately 27.53% of Pirelli's share capital (approximately 30.01% disregarding Pirelli's ownership of approximately 8.51% of its share capital) is held by Pirelli & C. Lux. S.A., a company incorporated in Luxembourg ("Pirelli-Lux"). The principal business of Pirelli-Lux is to hold Pirelli shares. Its principal executive offices are located at 13, Bd. Du Prince Henry, 1724 Luxembourg.

           All of the share capital of Pirelli-Lux is owned by Pirelli & C. A.p.A., a publicly traded limited partnership organized under the laws of the Republic of Italy ("Pirelli & C"). The principal business of Pirelli & C. is to hold Pirelli shares and real estate and other investments. Its principal executive offices are located at Via G. Negri 10, Milan, Italy. Pirelli & C. directly owns approximately 8.96% of Pirelli's share capital (approximately 9.79% disregarding Pirelli's ownership of approximately 8.51% of its share capital). Pirelli & C.'s direct and indirect ownership of Pirelli's share capital totals 36.49% (approximately 39.8% disregarding Pirelli's ownership of approximately 8.51% of its share capital).

           As reported by the Commissione Nazionale delle Societa e della Borsa (the Italian securities regulatory authority known as "Consob"), the following shareholders of Pirelli & C. held more than 2% of the total number of outstanding ordinary shares of Pirelli & C. ("P & C Shares") as of August 3, 2001: Camfin S.p.A. (25.148%), Assicurazioni Generali S.p.A. (6.029%), Edizione Holding (6.027%), Holding di Partecipazione Industriali S.p.A (6.006%), S.A.I. S.p.A. (5.702%), R.A.S. S.p.A. (5.252%), Mediobanca S.p.A. (4.999%) and Sanpaolo
Imi Asset Management SGR S.p.A. (2.218%). Camfin S.p.A. is indirectly controlled by Dr. Marco Tronchetti Provera, the Chairman of Pirelli and of Pirelli & C. Camfin S.p.A. directly owns 1.539% of Pirelli's share capital (1.68% disregarding Pirelli's ownership of approximately 8.51% of its share capital). Pursuant to an agreement dated March 24, 1998 and amended March 23, 2001 among BZ Group Holding Limited, Pirelli & C. and Dr. Tronchetti, Dr. Tronchetti has the right to direct the voting of 2.5% of Pirelli's share capital held by BZ Group Holding Limited until March 13, 2003 (2.73% disregarding Pirelli's ownership of approximately 8.51% of its share capital).

           Certain shareholders of Pirelli & C. are parties to an agreement (the "P & C Agreement") which states that it is intended to ensure the stability of the share ownership of Pirelli & C. Not all of the P & C Shares held by each of the parties are subject to the provisions of the P & C Agreement and, as at July 30, 2001, the total number of P & C Shares that were subject to the P & C Agreement represented 56.26% of the total number of P & C Shares outstanding. As discussed below, the P & C Agreement does not restrict the parties from voting any of their P & C Shares as they see fit. However, it prohibits them from transferring those P & C Shares held by them that are subject to the P & C Agreement to any person other than an affiliate or another party to the P & C Agreement. The P & C Agreement also provides for the establishment of a Board of Directors of the P&C Agreement comprised of representatives of the parties to the P & C Agreement and two members of the management of Pirelli & C. It is intended that the Board of Directors of the P&C Agreement meet at least twice a year with the Board of Directors of Pirelli & C. to consider Pirelli & C.'s progress during the preceding six months and other significant matters. In the event that any decision of the Board of Directors of the P&C Agreement with respect to a proposal to be placed before the shareholders of Pirelli & C. is not unanimous, each of the parties to the P & C Agreement may freely exercise its right to vote any of its P & C Shares with respect thereto. The P & C Agreement extends until April 15, 2004 and may be renewed for successive three-year terms unless the total number of P & C Shares subject to the agreement is less than 33%. The parties to the P & C Agreement and the percentage of the total number of P & C Shares outstanding as of July 30, 2001 that are represented by those of their P & C Shares that are subject to the provisions of the P & C Agreement are as follows: Camfin S.p.A. (21.04%), Holding di Partec. Industr. S.p.A. (5.66%), S.A.I. S.p.A. (5.38%), Edizione Holding (5.09%), R.A.S. S.p.A. (5.09%), Assicurazioni Generali S.p.A. (4.89%), Mediobanca S.p.A. (4.77%), G.I.M. S.p.A. (2.00%), Massimo Moratti (1.31%) and Sinpar International S.p.A. (1.03%).

           The name, business address, citizenship, present principal occupation or employment (and name, principal business and address of any corporation or organization at which such employment is conducted) of each director and executive officer of Pirelli, Pirelli-Lux and Pirelli & C. are set forth on
Schedule I.

           During the past five years, neither Pirelli, nor to Pirelli's knowledge, Pirelli-Lux or Pirelli & C. has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Information as to the directors and executive officers of Pirelli, Pirelli-Lux and Pirelli & C. will be filed by amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           On July 30, 2001, Pirelli and Edizione Holding entered into an agreement (the "Purchase Agreement") with Bell S.A. ("Bell") pursuant to which they agreed to purchase from Bell, either directly or through a company to be jointly owned by them (the "Purchaser"), 1,552,662,120 ordinary shares ("Olivetti Shares") of Olivetti S.p.A. ("Olivetti") and 68,409,125 2001-2002 warrants of Olivetti ("Olivetti Warrants" and, together with the Olivetti Shares, the "Olivetti Securities"). A copy of the Purchase Agreement is filed as
Exhibit 1. The purchase obligation under the Purchase Agreement is guaranteed as to 80% by Pirelli and as to 20% by Edizione Holding and is subject to European Union antitrust and other regulatory approvals. If the date upon which the Olivetti Securities are purchased pursuant to the Purchase Agreement (the "Closing Date") is August 31, 2001, then the aggregate purchase price for the Olivetti Securities will be approximately euro 6.56 billion (comprised of euro
4.175 per Olivetti Share and euro 1.0875 per Olivetti Warrant). If the Closing Date is prior to or following August 31, 2001, then the purchase price will be correspondingly decreased or increased according to a formula set forth in the Purchase Agreement.

           The Purchase Agreement also provides that in the event Banca Di Roma seeks to sell 54,000,000 Olivetti Shares (the "Additional Olivetti Shares") at the same price per Olivetti Share as the Purchaser shall have paid on the Closing Date, Bell will purchase or cause to purchase the Additional Olivetti Shares and give notice of the purchase to the Purchaser within 90 days following the Closing Date. The Purchaser will then have the right to purchase the Additional Olivetti Shares from Bell within 180 days after receipt of notice of the purchase and, if the Purchaser does not elect to purchase such shares, Bell will have the right to require the Purchaser to purchase the Additional Olivetti Shares within 30 days thereafter, in each case at the same price per Olivetti Share as the Purchaser shall have paid on the Closing Date. Assuming that the closing under the Purchase Agreement occurs on August 31, 2001, the aggregate purchase price for the Additional Olivetti Shares will be approximately euro
225.5 million.

           On August 3, 2001, the Purchaser was organized under the laws of the Republic of Italy for the purpose of acquiring the Olivetti Securities. A copy of an agreement, dated August 7, 2001, between Pirelli and Edizione Holding relating to the organization and governance of the Purchaser (the "Shareholders Agreement") is filed as Exhibit 2. Pursuant to the Shareholders Agreement, the Purchaser will be capitalized with at least euro 5.2 billion, 80% of which will be contributed by Pirelli in cash (in exchange for 80% of the total share capital of the Purchaser) and 20% of which will contributed by Edizione Holding in cash (in exchange for 20% of the total share capital of the Purchaser). It is anticipated that the balance of the funds required to meet the purchase obligations under the Purchase Agreement will be borrowed from financial institutions. It is anticipated that Pirelli's equity investment in the

Purchaser will be funded from a combination of available cash on hand and borrowings under existing and new credit facilities.

           Pursuant to the Shareholders Agreement, each of Pirelli and Edizione Holding has agreed to transfer to the Purchaser, against payment at specified prices, 130,980,000 and 134,322,250 Olivetti Shares owned by them, respectively, as of July 30, 2001. Pirelli acquired these 130,980,000 Olivetti Shares for an aggregate of approximately euro 285 million which it obtained from available cash on hand.

           On July 30, 2001, concurrently with entering into the Purchase Agreement, Pirelli, acting also on behalf of Edizione Holding, acquired an aggregate of 147,337,880 Olivetti Shares from Bell and GPP International S.A. for euro 4.175 per Olivetti Share or an aggregate of approximately euro 615 million. Pirelli obtained the required funds from available cash on hand. Pursuant to the Shareholders Agreement, Pirelli has agreed to transfer these Olivetti Shares to the Purchaser against payment at a specified price.

ITEM 4.  PURPOSE OF TRANSACTION

           Pirelli's purpose in entering into the Purchase Agreement and directly acquiring certain additional Olivetti Shares is to refocus Pirelli's strategy on telecommunication services.

           Upon the closing under the Purchase Agreement, the Purchaser will acquire 1,552,662,120 Olivetti Shares and Olivetti Warrants exercisable for an aggregate of 34,204,563 Olivetti Shares through December 15, 2002 at a price of euro 2.00 per Olivetti Share. The total number of Olivetti Shares to be acquired by the Purchaser pursuant to the Purchase Agreement and to be transferred to the Purchaser by Pirelli and Edizione Holding will represent approximately 26.9% of the Olivetti Shares reported by Consob to be outstanding as of August 9, 2001 (27.7% if the Additional Olivetti Shares are purchased), assuming the Olivetti Warrants are not exercised. Pirelli will own 80% and Edizione Holding will own 20% of the Purchaser's share capital. For a discussion of the governance of the Purchaser by Pirelli and Edizione Holding under the Shareholders Agreement, see
Item 6 below.

           According to Olivetti's Annual Report for the fiscal year ended December 31, 2000, Olivetti is a publicly traded industrial holding company organized under the laws of the Republic of Italy with its principal executive offices located at Via Jervis 77, Ivrea, Italy. The Olivetti Annual Report states that Olivetti is focused on telecommunications through its ownership of a majority of the outstanding Telecom Italia Shares.

           In the Purchase Agreement, Bell has agreed that, on the Closing Date, certain directors of Olivetti (other than Mr. Enrico Bondi) will resign and certain directors of Telecom Italia (other than Mr. Bondi) will resign. Mr. Bondi replaced Mr. Roberto Colaninno as Managing Director and General Manager of Olivetti and as Chairman and Managing Director of Telecom Italia on July 31, 2001. As soon as practicable after the Closing Date, the Purchaser will take the necessary action to convene a meeting of the shareholders of Olivetti at which the Purchaser will seek to elect its nominees to fill all the vacancies created by the Olivetti director resignations. Under Italian company law and Olivetti's organizational documents, the affirmative vote of holders of a majority of the ordinary shares of Olivetti present at a shareholders meeting is required to elect Olivetti directors. Accordingly, there can be no assurance that the Olivetti Shares beneficially owned by the Purchaser (representing 26.9% of the total number reported to be outstanding as of August 9, 2001 and 27.7% if the Additional Olivetti Shares are purchased) will afford the Purchaser sufficient voting power to elect its nominees. If the Purchaser's nominees are elected to the Olivetti Board of Directors, it is anticipated that, as soon as practicable thereafter, Olivetti will take the necessary action to convene a meeting of the shareholders of Telecom Italia at which Olivetti will seek to elect its nominees to fill all vacancies created by the Telecom Italia director resignations. At that meeting, by virtue of its ownership of a majority of the Telecom Italia Shares (based upon the total number reported to be outstanding as of August 9, 2001), Olivetti will have sufficient voting power to elect its nominees to the Telecom Italia Board of Directors. Under Italian company law and Telecom Italia's organizational documents, Telecom Italia directors may be elected by a majority of the Telecom Italia Shares present at a shareholders meeting, subject to the right of the government of the Republic of Italy to appoint one Telecom Italia director.

           It is anticipated that, after the Closing Date, the following individuals will comprise the senior management of Olivetti and of Telecom
Italia: Marco Tronchetti Provera, the Chairman of Pirelli, as Chairman; Gilberto Benetton, the Chairman of Edizione Holding, as Deputy Chairman; and each of Carlo Buora, the Managing Director of Pirelli, and Mr. Bondi as Managing Directors.

           Except as set forth above, neither Pirelli nor, to its knowledge, Pirelli-Lux or Pirelli & C. has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, after the Closing Date, Pirelli intends to make a detailed review of the assets, liabilities, businesses and operations of Telecom Italia, its subsidiaries and affiliates, and Pirelli specifically reserves the right to adopt and pursue one or more such plans, and to make one or more such proposals, at any time and from time to time in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) According to information reported by Consob, as of August 9, 2001, 5,261,328,631 Telecom Italia Shares were outstanding and 7,283,040,814 Olivetti Shares were outstanding. According to Amendment No. 5 to Olivetti's Statement on
Schedule 13D, dated January 10, 2001, with respect to Telecom Italia Shares, Olivetti beneficially owns 2,890,353,432 Telecom Italia Shares, representing 54.94% of the total number reported to be outstanding as of August 9, 2001. Pursuant to the Purchase Agreement, Pirelli and Edizione Holding have agreed to acquire, through the Purchaser, Olivetti Shares representing 21.32% of the total number reported to be outstanding as of August 9, 2001. Pirelli and Edizione Holding also intend to transfer to the Purchaser Olivetti Shares presently owned by them representing 3.82% and 1.84%, respectively, of the total number reported to be outstanding as of August 9, 2001. Accordingly, as discussed in Items 3 and 4 above, Pirelli and Edizione Holding may be deemed to beneficially own 26.9% of the Olivetti Shares reported to be outstanding as of August 9, 2001 (27.7% if the Additional Olivetti Shares are purchased) and, therefore, the Telecom Italia Shares beneficially owned by Olivetti. By virtue of their share ownership of Pirelli, each of Pirelli-Lux and Pirelli & C. may be deemed to beneficially own all Telecom Italia Shares beneficially owned by Pirelli.

           To Pirelli's knowledge, except as provided in this Item 5(a), neither Pirelli-Lux nor Pirelli & C. may be deemed to beneficially own any Olivetti Shares or Telecom Italia Shares. Information as to the beneficial ownership of Olivetti Shares or Telecom Italia Shares by directors and executive officers of Pirelli, Pirelli-Lux and Pirelli & C. will be filed by amendment.

(b) On and from the Closing Date, assuming the election of the Purchaser's nominees to the Olivetti Board as discussed in Item 4 above and subject to the provisions of the Shareholders Agreement, Pirelli may be deemed to have (and, by virtue of their share ownership of Pirelli, each of Pirelli-Lux and Pirelli & C. may be deemed to have) shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, all Telecom Italia Shares beneficially owned by Olivetti. Under such circumstances Pirelli may be deemed to share voting and dispositive powers with Olivetti, the Purchaser and, in accordance with the Shareholders Agreement, Edizione Holding.

(c) Except as disclosed in Item 3 above, Pirelli has not, and to Pirelli's knowledge, neither Pirelli-Lux nor Pirelli & C. has, effected any transaction in the Telecom Italia Shares during the past 60 days. Information as to any such transactions by directors or executive officers of Pirelli, Pirelli-Lux and Pirelli & C. will be filed by amendment.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Except as disclosed in this Item 6, neither Pirelli, nor, to Pirelli's knowledge, Pirelli-Lux or Pirelli & C. is party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of Olivetti or Telecom Italia. Information as to directors and executive officers of Pirelli, Pirelli-Lux and Pirelli & C. will be filed by amendment.

PURCHASE AGREEMENT

           The description of the Purchase Agreement contained in Items 3 and 4 above is incorporated herein by reference.

SHAREHOLDERS AGREEMENT

           Under the Shareholders Agreement, the Purchaser's Board of Directors will consist of ten members. Pirelli shall have the right to appoint eight of the members of the Purchaser's Board of Directors and Edizione Holding shall have the right to appoint two members. Actions by the Purchaser's Board of Directors may be taken by majority vote, except that any resolution of the Board of Directors relating to the following items will require the approval of at least one director appointed by Edizione Holding if present at the meeting: (i) determinations as to how the Purchaser will vote its Olivetti Shares; (ii) any purchase or sale by the Purchaser of shareholdings with a value exceeding euro 100,000,000; (iii) borrowings by the Purchaser from third parties; and (iv) proposals to be submitted to any extraordinary general meeting of the Purchaser's shareholders.

           Pirelli and Edizione Holding have agreed that, to the extent permitted by law, they will seek to cause one-fifth of any directorships (other than those reserved by law, by-laws or other regulations to the market or governmental authorities) on the Boards of Directors of Olivetti, Telecom Italia, Seat Pagne Gialle S.p.A ("SEAT"), Telecom Italia Mobile S.p.A. ("TIM") and certain other companies controlled by Olivetti, Telecom Italia, SEAT and TIM to be filled by nominees of Edizione Holding and the Vice Chairman of each of those companies to be designated by Edizione Holding. Edizione Holding has agreed not to oppose any nominations made by Pirelli to fill any remaining directorships on these Boards of Directors.

           Resolutions of the Boards of Directors of Olivetti, Telecom Italia, SEAT and TIM may be passed by majority vote, except that Pirelli has agreed that, to the extent permitted by law, it will seek to cause the following resolutions not to be passed without the approval of at least one director nominated by Edizione Holding if present at the meeting: (i) transactions with a value in excess of euro 250,000,000, (ii) proposals to convene an Extraordinary Shareholders Meeting and (iii) transactions involving affiliates of Pirelli with a value in excess of euro 50,000,000.

           In the event that Pirelli and Edizione Holding (or their respective nominees) reasonably foresee that a deadlock will occur in the proceedings of an Extraordinary Shareholders Meeting of the Purchaser, or with respect to the passing of a resolution of the Board of Directors of the Purchaser (with reference to those issues which require the approval of at least one director of Edizione Holding if present) or a resolution of the Board of Directors of Olivetti, Telecom Italia, TIM or SEAT, the parties will meet in an effort to attempt to resolve their disagreements. If this effort is unsuccessful, Edizione Holding will be required to abstain (or to cause its nominees to abstain) from voting in order to avoid the deadlock arising. In that event, Edizione Holding will have the option to require Pirelli to purchase all its shares in the Purchaser, and Pirelli will have the option to require Edizione Holding to sell such shares to Pirelli, at a price (the "Transfer Price") to be determined by two investment banks (each nominated by one of the parties) after taking into account certain factors set forth in the Shareholders Agreement. If the two investment banks nominated by the parties are unable to agree upon the price, it is to be determined by a third investment bank (to be selected by the other two investment banks or, in the event that they are unable to agree, by the President of the Milan Tribunal).

           Pirelli has the right to require Edizione Holding to purchase all its shares in the Purchaser at a price equal to 300% of the Transfer Price if, for any reason, the majority of the members of the Board of Directors of Edizione Holding shall cease to be designated by certain members of the Benetton family. Edizione Holding has the right to require Pirelli to purchase all its shares in the Purchaser at a price equal to 300% of the Transfer Price if Dr. Marco Tronchetti Provera ceases to be responsible for the strategic and operational management of Pirelli and Pirelli & C. for any reason other than Dr. Tronchetti's voluntary resignation from such responsibilities.

           The parties have certain pre-emption and co-sale rights with respect to sales of shares in the Purchaser to third parties. These rights do not, however, apply to Pirelli's sale of up to 20% of the Purchaser's share capital to third parties (which sale is subject to Edizione Holding's approval, which cannot be unreasonably denied in the case of sales to financial investors).

           The parties are prohibited from acquiring shares in Olivetti (or certain other securities that are convertible into, or exercisable for, such shares). The Purchaser is also prohibited from acquiring such shares or other securities if doing so would result in the Purchaser's shareholding in any such company to exceed the 30% threshold which, under Italian law, would require the Purchaser to make a public offer for the securities of that company.

           If so requested by Pirelli, Edizione Holding shall not act to prevent the Purchaser from accepting any public offer by a third party to acquire Olivetti securities.

           The Shareholders Agreement shall remain in effect for a period of three years, and if neither party gives a notice of withdrawal in the manner prescribed in the Shareholders Agreement, it shall automatically be renewed for successive periods of three years. If Pirelli notifies Edizione Holding of its intention to withdraw from the Shareholders Agreement, then Edizione Holding will have the option to require Pirelli to purchase all its shares in the Purchaser at a price equal to 150% of the Transfer Price.

           Additional information about the Shareholders Agreement contained in
Item 3 above is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement, dated as of July 30, 2001, by and among Pirelli S.p.A., Edizione Holding S.p.A. and Bell S.A. (English translation)

         2. Agreement, dated as of August 7, 2001, by and among Pirelli S.p.A. and Edizione Holding S.p.A. (English translation)

         3. Power of Attorney appointing Ms. Anna Chiara Svelto as attorney-in-fact for Pirelli S.p.A. (English translation)

                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 9, 2001

                                         PIRELLI S.p.A.

                                         By: /s/Anna Chiara Svelto
                                             ---------------------------------
                                             Name: Anna Chiara Svelto
                                             Title: Attorney-in-fact

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

A. PIRELLI S.P.A.

The business address of each person listed below is c/o Pirelli S.p.A., Viale Sarca 222, 20126, Milan, Italy.

-------------------------------- ----------------------- -------------------------------- -------------------------------------
                                                                 POSITIONS WITH               PRESENT PRINCIPAL OCCUPATION
            NAME                      CITIZENSHIP                PIRELLI S.P.A.
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Marco Tronchetti Provera         Italian                 Chairman and CEO                 Chairman and CEO, Pirelli S.p.A.
                                                                                          and Chairman, Pirelli & C.
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Alberto Pirelli                  Italian                 Deputy Chairman                  Manager, Pirelli S.p.A.
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Carlo Buora                      Italian                 Managing Director                General Manager, Finance and
                                                                                          Administration, Pirelli S.p.A.
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Luigi Orlando                    Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Vincenzo Sozzani                 Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Alberto Falck                    Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Giampiero Pesenti                Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Riccardo Perissich               Italian                 Director                         Manager, Pirelli S.p.A.
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Giuseppe Gazzoni Frascara        Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Carlo Alessandro Puri Negri      Italian                 Director                         CEO, Pirelli Real Estate S.p.A.
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Frank Vischer                    Swiss                   Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Giovanni Ferrario                Italian                 Director                         General Manager, Tyres Sector,
                                                                                          Pirelli S.p.A.
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Mario Greco                      Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Carlo Ciani                      Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
George F. Krayer                 Swiss                   Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Eugenio Coppola Di Canzano       Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Ennio Presutti                   Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------

-------------------------------- ----------------------- -------------------------------- -------------------------------------
                                                                 POSITIONS WITH               PRESENT PRINCIPAL OCCUPATION
            NAME                      CITIZENSHIP                PIRELLI S.P.A.
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Carlo De Benedetti               Italian                 Director                         *
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Oscar Cristianci                 Argentinian             General Manager Cables and       General Manager, Cables and Systems
                                                         Systems - Energy                 - Energy, Pirelli S.p.A.
-------------------------------- ----------------------- -------------------------------- -------------------------------------
Kevin Riddett                    U.S.A.                  General Manager Cables and       General Manager, Cables and Systems
                                                         Systems - Telecom                - Telecom, Pirelli S.p.A.
-------------------------------- ----------------------- -------------------------------- -------------------------------------



B.  PIRELLI & C. LUX S.A.

The business address of each person listed below is c/o Pirelli - Lux, 13, Bd. Du Prince Henry, 1724 Luxembourg.

-------------------------- ------------------------- ------------------------------------- -------------------------------------
                                                                POSITIONS WITH                 PRESENT PRINCIPAL OCCUPATION
          NAME                   CITIZENSHIP                PIRELLI & C. LUX S.A.
-------------------------- ------------------------- ------------------------------------- -------------------------------------
Claude Deschenaux          Swiss                     Chairman                              *
-------------------------- ------------------------- ------------------------------------- -------------------------------------
Luciano Gobbi              Italian                   Director                              General Manager, Pirelli & C.
-------------------------- ------------------------- ------------------------------------- -------------------------------------
Pierluigi Zanaboni         Italian                   Director                              Manager, Pirelli S.p.A.
-------------------------- ------------------------- ------------------------------------- -------------------------------------

-------------------------- ------------------------- ------------------------------------- -------------------------------------

-------------------------- ------------------------- ------------------------------------- -------------------------------------



C. PIRELLI & C. A.P.A.

The business address of each person listed below is c/o Pirelli & C., Via Negri 10, Milan, Italy.

------------------------------ ------------------------- ------------------------------------- ------------------------------------
                                                                    POSITIONS WITH                 PRESENT PRINCIPAL OCCUPATION
            NAME                     CITIZENSHIP                 PIRELLI & C. A.P.A.
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Marco Tronchetti Provera       Italian                   Chairman                              Chairman and CEO, Pirelli S.p.A.
                                                                                               and Chairman, Pirelli & C.
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Alberto Pirelli                Italian                   Deputy Chairman                       Manager, Pirelli S.p.A.
------------------------------ ------------------------- ------------------------------------- ------------------------------------


------------------------------ ------------------------- ------------------------------------- ------------------------------------
                                                                    POSITIONS WITH                 PRESENT PRINCIPAL OCCUPATION
            NAME                     CITIZENSHIP                 PIRELLI & C. A.P.A.
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Luigi Orlando                  Italian                   Managing Partner                      *
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Carlo Alessandro Puri Negri    Italian                   Managing Partner                      CEO, Pirelli Real Estate S.p.A.
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Carlo Buora                    Italian                   Managing Partner                      General Manager Finance and
                                                                                               Administration, Pirelli S.p.A.
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Luciano Gobbi                  Italian                   General Manager                       General Manager, Pirelli & C.
------------------------------ ------------------------- ------------------------------------- ------------------------------------





--------------------------
*To be filed by amendment.

                                  EXHIBIT INDEX


     Exhibit No.

         1. Agreement, dated as of July 30, 2001, by and among Pirelli S.p.A., Edizione Holding S.p.A. and Bell S.A. (English translation) (A portion of this exhibit has been redacted pursuant to a confidential treatment request.)

         2. Agreement, dated as of August 7, 2001, by and among Pirelli S.p.A. and Edizione Holding S.p.A. (English translation)

         3. Power of Attorney appointing Ms. Anna Chiara Svelto as attorney-in-fact for Pirelli S.p.A. (English translation)












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